UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended December 31, 2003

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740-1766 (301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name	Energy or		State		Percentage
of Reporting	gas-related	Date of	Of		of Voting
Company	Company	Organization	Organization		Securities Held

This section is not required for fourth quarter filings.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company		Company		Amount
Contributing		Receiving		Of Capital
Capital		Capital		Contribution

No new issues or renewals of securities and capital contributions.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies
(In thousands)

Associate	Reporting
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$67	$213	-	$280

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (In thousands)

Investments in energy-related companies:

Total consolidated capitalization as of December 31, 2003	$7,329,206		line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	$1,099,381		line 2

Greater of $50 million or line 2		$1,099,381	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Allegheny Ventures, Inc.: (including Allegheny Energy Solutions Inc. and Alliance Gas Services Holdings, LLC)	$ 41,510
Allegheny Energy Supply Company LLC: (including NYC Energy and Buchanan Energy of VA LLC)	$ 49,772

Total current aggregate investment		$ 91,282	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)		$1,008,099	line 5

Investments in gas-related companies:

None

ITEM 5 - OTHER INVESTMENTS

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business	U-9C-3 Report	U-9C-3 Report	Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

No exhibits required.

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 2004	ALLEGHENY ENERGY, INC. /s/ Thomas R. Gardner Vice President and Controller (Chief Accounting Officer)